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                          February 2, 2021

       Charles Strongo
       Chief Executive Officer
       Global Wholehealth Partners Corporation
       2227 Avenida Oliva
       San Clemente, California 92673

                                                        Re: Global Wholehealth
Partners Corporation
                                                            Registration
Statement on Form S-1
                                                            Filed January 28,
2021
                                                            File No. 333-252501

       Dear Mr. Strongo:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact Kasey
Robinson at 202-551-5880 with any questions.




                          Sincerely,


                          Division of Corporation Finance

                          Office of Life Sciences
       cc:                                              Stephen Mills, Esq.